Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Key areas of focus for 2005: revenue growth, product integration, margin improvement, merger approvals

At leadership meetings being held across the regions, the message comes through loud and clear that despite the many exciting developments on the horizon, employees’ top priority must be to stay focused on what’s right in front of us: delivering on our plans for 2005.

Four areas that are especially critical to the business this year are:

•                  Integrating our wireline and wireless portfolios while growing both.

•                  Selling more bundles while we build and develop Project Lightspeed.

•                  Delivering margins at or above plan.

•                  Laying the foundation for future success by developing plans to bring SBC and AT&T together quickly and smoothly once the deal closes.

Sustaining momentum is the key

We entered 2005 with lots of momentum, having resumed growth in both the business and consumer markets in 2004. By the end of the year, total wireline revenues were up by 3.6 percent and hard work by employees across the business made us No. 1 in DSL, No. 1 in data growth and No. 2 in long distance.

What’s more, Cingular ended the year as the largest wireless company in the nation with over 49 million customers, coverage in all top 100 domestic markets and roaming alliances in 170 countries. Cingular is reducing churn and preparing to turn up a next-generation network that offers higher data speeds and handles voice and data simultaneously.

In 2005, we need to sustain this momentum through continued growth in our core and by working closely with Cingular to give customers a great experience as they move from their home voice and data networks to our wireless GSM and Wi-Fi networks.

Integration is what customers want – especially large business customers, who see the ability to move seamlessly from network to network as an important competitive edge. Our integration efforts will start with large business customers, then flow down to smaller businesses and into homes.

Bundles

Another way to grow the core is through bundling, and SBC has made huge strides here in the last few years. The penetration rate for bundles with SBC Yahoo! DSL, SBC Long Distance, SBC | DISH Network and/or Cingular has tripled in just two years, and is now at 61 percent. This has increased average revenue per line as well as customer loyalty, because customers who have bundles are more likely to stay with us than ones who don’t.

“Bundles are key to beating back competition from cable, VoIP and other telecommunications companies,” said Consumer Markets Senior Vice President Scott Helbing. “Cable companies are fully committed to bundles using voice as a key product, and we need to respond in kind.”

This year, Helbing said, our goal is to increase the take-rate for bundles by several percentage points. This will improve margins and further reduce the likelihood of customers leaving for a competitor, and it will set the stage for deployment of our next-generation initiative, Project Lightspeed.

“Without question, Project Lightspeed is the future of this business, because it allows integration possibilities,” said Lea Ann Champion, senior executive vice president – IP Operations and Services. “It will give us a network able to confront cable head-on and win access to a huge new market. Americans spend $63 billion a year on video – a lot of untapped potential for SBC.”

We’ll accelerate our move into the video market this summer with the rollout of our HomeZone set-top box, which combines the capabilities of SBC | DISH Network and SBC Yahoo! DSL. Later, we’ll begin to roll out Project Lightspeed, which takes fiber deeper into neighborhoods and in some new construction areas, right to customer premises. This will allow us to offer bandwidth of 20-25 Mbps and introduce our U-verse family of products, including voice, messaging, broadband and IPTV.

Project Lightspeed is designed to make SBC the second-largest video provider in the footprint we serve with fiber within five years. It’s an aggressive plan – and the challenge this year is to execute on it.

Strengthening SBC’s margins

“Margin — or revenues minus costs — is an area where we need to be at least as good as peers such as Verizon and BellSouth,” said SBC Chief Financial Officer Rick Lindner. “Our margins fell for two years. But last year, we stabilized them; now we need to increase them by increasing our revenues and reducing our costs.”

We can grow earnings by focusing on our growth engines – SBC Yahoo! DSL, Cingular, SBC Long Distance and SBC | DISH Network. That means selling more bundles, providing even better service than we offer today and making as many ERIC referrals as possible.

Employees can help in another way, Linder said. “When you set goals in your organization, make sure you focus on increasing earnings and margins. Everyone has to be lined up with SBC’s most important goals.”

AT&T acquisition: the key for 2006 and beyond

The SBC-AT&T merger, expected to close late this year or early in 2006, is crucial because it will help make SBC a national and global leader in enterprise markets, and allows us to combine the complementary strengths of these two companies:

•                  SBC is strong in voice and data; AT&T is strong in IP.

•                  SBC is strong in small business markets; AT&T is strong in large enterprise markets.

•                  SBC has a local broadband network; AT&T has a state-of-the-art national network.

•                  SBC is strong regionally; AT&T is strong nationally and internationally.

Put the two halves of this list together and you have the flagship American communications company of the 21st century. “We could have continued to grow contract by contract,” said Bob Ferguson, CEO and Group President for Enterprise Services. “But we chose a different route – a fast-track approach that changes everything almost immediately.”

SBC’s goal this year is to close the deal and develop a plan that lets us take advantage of these capabilities as soon as possible. This is crucial work being handled by select teams of employees.

But as Chief Operating Officer Randall Stephenson has noted, for most people at SBC, the challenge is staying focused on our 2005 goals and not getting distracted by a combination which won’t have an impact on our operations until 2006.

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

###

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.